Exhibit 1


                                                        Paris, 17 October 2002


        BUNGE INVESTMENTS FRANCE S.A.S. FILES REQUEST FOR STANDING OFFER
         FOR OUTSTANDING CEREOL SHARES, AT A PURCHASE PRICE OF (EURO)32

Following the acquisition of Edison's 54.69% stake in Cereol on October 15, 2002, Bunge Investments France S.A.S. (a wholly-owned subsidiary of Bunge Limited) filed on 17 October, 2002 with the French stock market authorities (Conseil des Marches Financiers and Commission des Operations de Bourse) a standing offer for all outstanding Cereol shares not currently held, at a price of (euro) 32 per share. In addition, shareholders may receive, if any, an Additional Purchase Price of up to (euro) 3 per share, depending on the resolution of the Ducros litigation to which Cereol is party. The shareholder's attention is brought to the fact that only shareholders contributing their shares to the branch of standing offer centralized by Euronext Paris will be entitled to receive, as the case may be, such payment. Shareholders selling their shares in the market during the standing offer that are acquired on behalf of Bunge Investments France S.A.S. will not be entitled to the potential Additional Purchase Price.

The offer and the public release of the related information memorandum are subject to approval by the French market authorities.

Acquisition of a controlling block of Cereol shares from Edison

On July 21, 2002, Bunge Limited (Bunge) signed an agreement with Edison for the purchase of its 54.69% interest in Cereol share capital for (euro) 449,191,040, or (euro) 32 per share. Bunge also agreed to pay to Edison an Additional Purchase Price of up to (euro) 3 per share depending on the outcome of the Ducros litigation.

After satisfaction of the conditions to closing included in the share purchase agreement, the closing of this transaction occurred on October 15, 2002. Upon closing, Bunge Investments France SAS paid (euro) 14 million to Edison for its agreement not to compete directly or indirectly with Cereol in agribusiness and with Bunge with respect to certain activities, and not to solicit or employ any senior employee of the Cereol group for the next three years.

Following the acquisition of the controlling block, Bunge, through its subsidiary Bunge Investments France SAS, owns 14,037,220 shares of Cereol representing (excluding treasury shares) 54.69% of Cereol share capital and 55% of Cereol voting rights.

Following the acquisition of the controlling block, the members of the Board of Cereol were reconstituted on October 15, 2002, and the new composition of the Board is now: Carl Hausmann, Chairman and Chief Executive Officer, Susanna Karin Ter-Jung, David Benedict Pearcy, Peter Simeons, Yves-Rene Nanot and Edouard Silvy.

                                                                Page 1/5

Purpose of the Transaction and Intentions of the Offeror

Bunge Limited is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries.

With the acquisition of Cereol, Bunge is the world's leading oilseed processing company, with integrated operations across key geographic regions. The acquisition of Cereol increased Bunge's scale and efficiency, expanded its global reach and will result in a more stable financial profile due to better geographic balance and a wider product portfolio.

In North America, Cereol operates through two primary subsidiaries, Central Soya, a major processor of soybeans in the Midwest and Eastern United States, and CanAmera, the largest processor of canola, with operations strategically located throughout Canada. Cereol is also a leader in Europe - the largest market for protein meals in the world - with a strong presence in both oilseed processing and edible oil products. Cereol provides Bunge with an enhanced ability to participate in the region's demand for domestically crushed meal.

The acquisition of Cereol will also broaden Bunge's portfolio of ingredients products and is expected to significantly increase its revenues in the segment of edible oils.

On the closing date, Bunge assumed Cereol's net debt, which was approximately
(euro) 601.2 million. Additionally, Bunge is refinancing approximately (euro) 310 million of the Cereol's debt.

Bunge expects the combined companies to achieve synergies of approximately
(euro) 20 - (euro) 25 million by the end of the first full year of combined operations, increasing to an annual run-rate of approximately (euro) 45- (euro) 50 million in the third year. The expected synergies include operating and logistics efficiencies and fewer planned future expenditures in areas such as research and development, sales, marketing and capital expenditures.

Bunge intends to study various projects that could be implemented within the next twelve months with respect to certain of Cereol's operations, with a view to increasing the efficient and effective development of Cereol's activities within Bunge and to assure cost and industrial optimization. These projects could include joint ventures, strategic alliances, acquisitions and mergers, or sales of certain assets. Bunge intends to study all possible ways to maximize synergies, including certain office relocations or closures and rationalization of their capacity. No decision has been made at this time.

There is currently a partnership, between Sofiproteol and Cereol in Saipol, which is 66.66% owned by Soprol (a subsidiary of Sofiproteol) and 33.34% owned by Lesieur (a wholly-owned subsidiary of Cereol). As a result of the Cereol acquisition by Bunge, discussions regarding the future conditions of the partnership are currently being held between Bunge and Sofiproteol. Such discussions may result in strengthening the relationships between Saipol and Lesieur to develop the French oilseed industry. This evolution may result in the sale by Cereol of its interest in Lesieur business to Saipol, of which Cereol would hold 33.34%. Its implementation may only have very limited impact on employment, relating to minor organization adjustments. In 2001, consolidated net sales of Lesieur amounted to (euro)703.9 million and consolidated EBITDA (operating income adjusted for depreciation and provision) of (euro)31.3 million.

                                                                Page 2/5

Bunge reserves the right to review the possibility of launching a minority buy-out offer, followed as the case may be, by a squeeze out, and the subsequent delisting of Cereol shares, should it receive in the standing offer more than 95% of Cereol's voting rights.

Bunge does not expect Cereol to conduct an active dividend distribution policy.


Characteristics of the Standing Offer

The standing offer is for all outstanding Cereol shares not currently held by Bunge (i.e. a maximum of 11,631,389 shares), including all Cereol shares that would result from the exercise of Cereol purchasing stock options while the standing offer is open. The board of Cereol has decided unanimously to tender the company's treasury shares to the standing offer with the exception of those held by the company in consideration of its purchasing stock option plans. As of October 15, 2002, Cereol holds, as treasury stock, 144,200 shares representing 0.56% of the share capital of the company, of which 117,100 of those shares are reserved for the exercise of stock option plans and therefore will not be contributed to the standing offer.

The standing offer for the Cereol shares is made exclusively in France. In particular, the standing offer is not being made, directly or indirectly, in or into the United States or to any U.S. person, and the offer may not be accepted from the United States.

Credit Agricole Indosuez, Credit Suisse First Boston and Morgan Stanley & Co International Limited are co-sponsor banks ("banques presentatrices") of the standing offer. Only Credit Agricole Indosuez, however, guaranties the content and the irrevocability of the undertakings of Bunge Investments France S.A.S. in connection with the standing offer. In addition, Credit Agricole Indosuez shall guarantee the payment of the Additional Purchase Price, to which Cereol shareholders contributing their shares into the centralized branch of the standing offer will be entitled, as the case may be.

Once commenced, the offer will remain open for a period of 15 trading days.

Additional Purchase Price ("Complement de Prix")

Pursuant to the agreement between Bunge and Edison, Edison may receive an Additional Purchase Price ("Complement de Prix") of up to (euro) 3 per Cereol share (representing a total maximum amount of (euro) 42.1 million). The amount of the Additional Purchase Price, if any, will depend on the outcome of arbitration relating to the Ducros sale to which Cereol is party.

Bunge Investments France S.A.S. may pay, as the case may be, an Additional Purchase Price of up to (euro) 3 per share tendered to those (and only those) Cereol shareholders that tendered their shares into the branch of standing offer centralized by Euronext Paris. The aggregate maximum Additional Purchase Price that may become payable to Cereol shareholders excluding Edison would be (euro)
34.9 million assuming all shares issued and outstanding are tendered to the branch of the standing offer centralized by Euronext Paris and assuming an Additional Purchase Price per share equal to (euro) 3.

The payment of the Additional Purchase Price will be made as follows:

|X| if the Ducros litigation is finally resolved within three years of the closing (i.e. before October 15, 2005 included), Cereol shareholders that tender their shares into the branch of the standing offer centralized by Euronext Paris will receive for each share so tendered an amount equal to the difference, if positive, between (euro) 3 and the amount which Cereol will, as the case may be,

                                                                Page 3/5
     have to pay, in connection with a final resolution of the Ducros litigation divided by the total number of Cereol shares on closing;

|X| if the Ducros litigation is not finally resolved within three years of the closing (i.e. after October 15, 2005), Cereol shareholders that tender their shares into the branch of the standing offer centralized by Euronext Paris will receive an Additional Purchase Price equal to (euro) 3 per share.

It is important to note that only those shareholders who contribute their shares to the branch of the standing offer centralized by Euronext Paris will be entitled to receive such Additional Purchase Price.

Payment conditions of the Additional Purchase Price will be detailed in a circular sent to the accredited financial intermediaries by Credit Agricole Indosuez.

Financing of the standing offer

The standing offer, representing a maximum amount of (euro) 372,204,448 (or
(euro) 407,098,615 assuming all shares issued and outstanding are tendered to the branch of the standing offer centralized by Euronext Paris and assuming an Additional Purchase Price per share equal to (euro) 3), will be financed by Bunge Investments France with available cash and borrowings.

The Offer Price

The offer price proposed in the context of the standing offer is (euro) 32 per share, equal to the price paid by Bunge to Edison. The offer price may be analyzed based on several criteria. The table below sets forth a summary valuation based on criteria retained:


                                                                                       Premium / (Discount) based on offer
                                                                                                  price of(euro)32
------------------------------------------------------------------------------------- --------------------------------------
------------------------------------------------------------------------------------- --------------------------------------
Stock Price - Reference period as of March 27, 2002 (1)
1 Month Weighted Average                                                                               9.0%
3 Month Weighted Average                                                                              10.5%
6 Month Weighted Average                                                                              13.3%
Weighted Average from July 2, 2001 (IPO date of Cereol) to March 27, 2002                             19.1%
Closing Price as of March 27, 2002                                                                     8.6%
High (2) from July 2, 2001 to March 27, 2002                                                           1.1%
Low (3) from July 2, 2001 to March 27, 2002                                                           58.8%
------------------------------------------------------------------------------------- --------------------------------------
------------------------------------------------------------------------------------- --------------------------------------
Trading Multiples of Comparable Companies
Based on share prices as of July 19, 2002 (last trading day before announcement of signature of share purchase agreement between Edison and Bunge) for comparable companies
Aggregate Value / 2001 EBITDA                                                                         27.0%
Aggregate Value / 2001 EBIT                                                                           18.7%
------------------------------------------------------------------------------------- --------------------------------------
Comparable Precedent Transactions
Aggregate Value / EBITDA (last twelve months)                                                        (29.4%)
Aggregate Value / EBIT (last twelve months)                                                           18.1%
------------------------------------------------------------------------------------- --------------------------------------
----------------------------------------------------------------------------------------------------------------------------
1    Considered as the last trading day not affected by rumors  related to a potential  acquisition  of Cereol.  After this date,  Cereol  share  price  increased  to reflect a  speculative  control  premium  in  anticipation  of a  potential transaction.
2    Reached on December 5, 2001.
3    Reached on September 25, 2001.
Source: Fininfo


                                                                Page 4/5

Recommendation of the Board of Directors of Cereol

The Cereol Board of directors, presided by Mr. Carl Hausmann, met on October 15, 2002 and has determined unanimously that the acquisition of Cereol by Bunge Limited was consistent with Cereol's best interests as well as that of its shareholders. The board has reviewed the project of the standing offer at a price of (euro) 32 per share with a potential Additional Purchase Price of a maximum amount of (euro) 3 per share tendered into the centralized branch of the offer, depending upon the resolution of the Ducros litigation. It considered that this offer would provide the holders of Cereol shares with immediate liquidity and thus recommends that shareholders tender their shares into the standing offer launched by Bunge Investments France S.A.S.

About Bunge Limited
Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North America and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries. Bunge is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America. With its acquisition of Cereol S.A., Bunge becomes the world's leading oilseed processing company.

About Bunge Investments SAS
Bunge Investments SAS is a simplified joint stock company ("societe par actions simplifiee") and a special purpose vehicle created to acquire Cereol. Bunge Investments SAS is a wholly-owned subsidiary of Bunge Limited.

About Cereol
Cereol is a leader in the processing of oilseeds, principally soybeans, rapeseed, canola and sunflower seed, and in the manufacturing, distribution and sale of food oils, meals for animal nutrition and food ingredients such as proteins and lecithins. Cereol is based in France, and has primary operations in North America and Europe. Cereol employs approximately 6,100 people, operates 52 industrial plants and has worldwide distribution capabilities.

Cautionary Statement Concerning Forward-Looking Statements
This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to successfully integrate Cereol's operations and recognize anticipated benefits from the acquisition, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances. The offer for the Cereol shares is made exclusively in France. In particular, the offer is not being made, directly or indirectly, in or into the United States or to any U.S. person, and the offer may not be accepted from the United States.

--------------------------------------------------------------------------------
Contacts:
For Bunge Limited and Bunge Investments SAS:
Brunswick Group
Mark MacGann- Tel: +33 1 53 96 83 70/Stephanie Tessier - Tel: +33 1 53 96 83 79 For Cereol SA:
Henri Rieux- Tel: +33 1 41 43 19 52/ DGM : Tarick Dali - Tel : +33 1 40 70 11 89

                                                                Page 5/5